Exhibit 11.1

Coffee Holding Co., Inc.
Computation of Per Share Earnings
(Unaudited)

	Quarters Ended January 31,
	2008	2007
	(unaudited)	(unaudited)

Net Income	$182,265	$309,684

BASIC EARNINGS:
Weighted average number of common shares outstanding	5,506,326	5,529,830

Basic earnings per common share	$0.03	$0.06

DILUTED EARNINGS:
Weighted average number of common shares outstanding	5,506,326	5,529,830
Warrants - common stock equivalents	70,000	70,000
Weighted average number of common shares outstanding - as adjusted	5,576,326	5,599,830

Diluted earnings per common share	$0.03	$0.06